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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**SEC FILE NUMBER**

8-67002

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 _____ AND ENDING 12/31/2025 _____

                                MM/DD/YY                               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DALMORE GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

525 GREEN PLACE

(No. and Street)

| WOODMERE | NY | 11598 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| KIMBERLY NEELY | 978-270-5055 | kimberlyneely22@gmail.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FERRARA CPA

(Name – if individual, state last, first, and middle name)

| 100 HORIZON CENTER BLVD | HAMILTON | NJ | 08691 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2024 | 7259 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, OSCAR SEIDEL _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _DALMORE GROUP, LLC_ _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Oscar Seidel*

box SIGN    467WQ82Q-4LV79VX2

Title: PRESIDENT/CEO

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

\*\**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# DALMORE GROUP, LLC
**(A wholly owned subsidiary of TAC Financial Corporation)**
**(SEC I.D. No. 8-67002)**

**Statement of Financial Condition**
**(With Report of Independent Registered Public Accounting Firm Thereon)**

**As of and for the Year Ended December 31, 2025**

**Ferrara CPA**
100 Horizon Center Blvd.
Hamilton, NJ 08691
**Tel**: 609-865-5391
**Fax**: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Member of Dalmore Group, LLC

**Opinion on the Financial Statement**

I have audited the accompanying statement of financial condition of Dalmore Group, LLC as of December 31, 2025, and the related notes. In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dalmore Group, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Dalmore Group, LLC's management. My responsibility is to express an opinion on Dalmore Group, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Dalmore Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

*Ferrara CPA*

I have served as Dalmore Group, LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
April 6, 2026

## DALMORE GROUP, LLC
## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2025

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 383,635 |
| Accounts receivable | | 1,444,715 |
| Prepaid Expenses | | 85,638 |
| Restricted Stock | | 610 |
| **TOTAL ASSETS** | $ | 1,914,598 |

### LIABILITIES AND MEMBER EQUITY

**LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 1,072,583 |

**MEMBER EQUITY**

| | | |
|---|---|---:|
| Member Equity | | 842,015 |
| **TOTAL LIABILITIES AND MEMBER EQUITY** | $ | 1,914,598 |

**DALMORE GROUP LLC**
Notes to Financial Statements
December 31, 2025

## 1 Organization and Nature of Business

Dalmore Group, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

## 2 Significant Accounting Policies

*(a) Basis of Presentation*

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

*(b) Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*(c) Statement of Cash Flows*

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2025.

*(d) Accounts Receivable*

The Company establishes an allowance for uncollectible trade accounts receivable based on management's evaluation of the collectability of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2025 and believes they are all collectible. Accounts receivables are not collateralized.

Current Expected Credit Losses (CECL)
The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the

*Accounts Receivable – continued*

Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified receivables as impacted by the new guidance. The Company's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with service fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2025, an allowance for credit losses was not considered necessary.

### (e) Revenue Recognition

The Company recognizes *Revenue from Contracts with customers in accordance with* ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgments
Revenue from contracts with customers includes income from various fees from investment banking and consulting services. The recognition and measurement of revenue is based on the assessment of an individual contract or as a portfolio of contract terms. The Company enters into contacts with customers that may include promises to transfer multiple services to the customer. Determining whether the services are considered distinct performance obligations that should be accounted for separately rather than together may require significant judgement. Significant judgment is also required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. In addition to where the standalone price of a performance obligation is not directly observable it is determined using information that may include market conditions and other observable inputs.

*(e) Revenue Recognition – continued*

Referral fees

The Company acts as the broker/dealer for certain investors who qualify for the EB-5 Program in assisting them with the I-526 Immigration Petition. As part of the service for acting as the broker/dealer, the Company receives a fee upon satisfaction of all the requirements per the terms of the Investment Procurement Agreement. In addition, the Company is eligible to receive a per annum fee on the funds invested in the approved project by the qualified investor. This fee and the related commission expense is recognized upon receipt of the fee from the investor.

Advisory fees

The Company provides various investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are generally fixed and determined in the contract. Fees are recognized as revenue when received as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Service fees

The Company provides services to clients offering securities directly to the public in offerings that are generally exempt from registration under Regulation A+ and Regulation CF. The Company is entitled to certain success fees based on the aggregate amount raised by the client from investors. The company believes that the performance obligation is satisfied upon closing and the funds have been committed and transferred by the investor. The Company provides private placement offerings under Reg D, 506c; mostly in the energy space and marketed to accredited investors. Placement fees are recognized at the time the fees are payable under the placement agreement when all performance obligations have been substantially completed.

Preferred Offerings

The Company may receive fees from the issuance of new shares or securities by a company to a specific, select group of investors.

S-1 Revenue

The Company may receive fees in connection with services provided for securities offerings registered on Form S-1, including underwriting, placement agent, advisory, and related capital markets activities.

Compliance fees

The Company receives flat fees that it charges its registered representatives on annual or prorated basis.

*(f) Income Taxes*

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included

*(f) Income Taxes – continued*

in the financial statements. The amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities. Transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2025. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2021.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2025.

*(g) Advertising and Marketing*

Advertising and marketing costs are expensed as incurred.

*(h) General and Administrative Expenses*

General and administrative costs are expensed as incurred.

*(i) Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

*(i)*      *Fair Value Hierarchy – continued*

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
>
> *Level 2.* Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
>
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 7 Fair Value"

## 3      Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2025, the Company had net capital of $122,188, which was $50,682 in excess of its required minimum net capital of $71,506. The Company had an AI/NC ratio of 878%.

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore it is not subject to possession or control requirements under SEC Rule 15c3-3 and not required to compute 15c3-3 reserve requirement.

## 4      Leases

The Company leases office space under a service agreement on a month to month basis. Rent expense for the year ended December 31, 2025 was $3,553.

## 5      Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 6      Concentrations

The Company has a revenue concentration with one customer that accounted for more than 71% of total revenues during the year. There is no assurance of future revenues from this concentration. However, management believes it has sufficient contacts in place to support operations for the foreseeable future.

The Company maintains its cash at financial institutions in amounts that at times exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts through December 31, 2025. The Company's uninsured cash balance was $7,612 at December 31, 2025.

## 7      Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

## 8      Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

## 9      Related Party Transactions

During the year, the sole shareholder and president of the Company was paid $401,000 on a contractor basis.

Under an expense sharing agreement with an Dalmore Technology, LLC, the Company pays for shared operating expenses such as technology and professional fees. Expenses incurred by Company under the expense sharing agreement are forgiven and totaled to $519,355 in 2025.

**10      Anti-Money Laundering Policies and Procedures**

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company.  At December 31, 2025 the Company had implemented such policies and procedures.

**11      Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

**12      Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including advisory and other fees. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**13      Subsequent Events**

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date the financial statements were available to be issued.  Based on this evaluation, the Company has determined that no other subsequent events have occurred which require disclosure in or adjustment to the financial statements.